

November 13, 2013

Via E-mail
John Michel
Chief Financial Officer
First Foundation, Inc.
18101 Von Karman Avenue, Suite 700
Irvine, California 92612

> **Re:** **First Foundation, Inc.**
> **Registration Statement on Form 10**
> **Filed October 17, 2013**
> **File No. 000-55090**

Dear Mr. Michel:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Bank Loan Products, page 4

3. Please elaborate on the underwriting procedures and standards you have in place to limit your risk exposure for each product.

Risk Factors, page 22

4. Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Although we plan to grow our business by acquiring banks…, page 24

5. We note the Company's risk factor discussion that, although it seeks to grow through bank acquisitions, such acquisitions may be subject to approval by the Company's bank regulators. Please revise this risk factor to also include a discussion of the limitations on acquisitions based on the Company's Term Loan Agreement, as discussed on page 48.

Critical Accounting Policies, page 34

6. Please revise your critical accounting policies disclosure to include language like that provided in your risk factor on page 31 describing your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Similar to your disclosure on page 31, your disclosure in the critical accounting policies should explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Delinquent Loans, Nonperforming Assets and Provision for Credit Losses, page 49

7. Please revise your disclosure on page 50 discussing the scheduled maturities of your loans to include all loan categories. Refer to Item III.B of Industry Guide 3.

Executive Compensation, page 52

Director Compensation, page 65

8. Please provide the information for director compensation in tabular format as required by Item 402(r) of Regulation S-K.

Market Price of and Dividends On the Registrant's Common Equity…, page 68

9. We note that the Company's common stock currently has no established trading market. However, to the extent practicable, please provide any price quotations known to the Company, as well as an explanation for such quotations, in conformity with Item 201(a)(1)(iii) of Regulation S-K.

Item 15. Financial Statements and Exhibits
Unaudited Pro Forma Combined Statements, page F-1

10. Please revise your Form 10 to include pro forma condensed statements of income for the fiscal year ended December 31, 2012 in accordance with Rule 11-02(c). Alternatively, tell us the underlying reasons that you have not included this financial information.

11. We note pro forma adjustments (1) through (4) to the unaudited pro forma combined statements of operations on page F-2. Please revise to remove these adjustments from the face of your pro forma combined statements of operations as these adjustments appear to be giving effect to actions taken by management or expected to occur subsequent to the business combination and / or are generally too uncertain to meet the S-X Article 11 criteria for pro forma adjustments. To the extent you believe this information is important, please limit the disclosures of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward to MD&A and footnote disclosures to the pro forma combined statements of operations.

12. We note your disclosure on page F-27 and F-28 describing the valuation adjustment to your loans that will be accreted over the remaining maturities of the respective loan pools. Please revise to include an adjustment to the pro forma statements of operations giving effect to this adjustment and any other material adjustments resulting from the allocation of the purchase price.

First Foundation Financial Inc. June 30, 2013 Financial Statements
Note 3: Loans, page F-8

13. We note that you had no troubled debt restructurings as of December 31, 2012 and 2011. Please revise to disclose your total amount of troubled debt restructurings as of June 30, 2013, or the fact that you had none. Please also provide all disclosures required by ASU 2011-02, as needed.

14. We note your disclosure on page F-9 that the levels of delinquent loans and non-accrual loans have been adversely impacted by the loans acquired in an acquisition. Please tell us how you classify these loans for past due or for delinquency status, accrual status and impaired status. For example, discuss if these loans are considered past due, non-accrual and / or impaired immediately after acquisition and the reasons for your determination.

First Foundation Inc. 2012 Financial Statements
Notes to the Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies - Revenue Recognition, page F-24

15. Please tell us, and revise your disclosure in future filings to disclose, the recorded investment in loans that is considered 90 days past due and still accruing. Refer to ASC 310-10-50-7(b) and 310-10-55-9.

Note 2: Acquisitions, page F-27

16. Please revise to include the disclosures required by ASC 805-10-50-2(h).

Desert Commercial Bank Financial Statements, page F-50

17. Please revise your Form 10 to include interim financial statements for the period ending June 30, 2012 in accordance with Rule 8-04 of Regulation S-X. Alternatively, tell us the underlying reasons that you have not included interim financial statements for the period ending June 30, 2012 along with the underlying reasons to support your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or Ben Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

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